UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One) [_] Form 10-K      [_] Form 20-F      [_] Form 11-K      [X] Form 10-Q       [_] Form N-CEN     [_] N-CSR

For Period Ended: December 31, 2021

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

DH ENCHANTMENT, INC.

Full Name of Registrant

_____________________________

Former Name if Applicable

Unit A, 13/F, Gee Luen Factory Building
316-318 Kwun Tong Road
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2021 (the "10-Q") within the prescribed time period without unreasonable effort or expense due to the additional administrative burdens associated with the recent acquisition of its operating company. The Registrant will file the 10-Q on or before the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

(1)   Name and telephone number of person to contact in regard to this notification

Sally Kin Yi LO		+ 852 2621 3288
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	☑	No	☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine months ended December 31, 2021, the Company generated net revenues of approximately $176,167, as compared to approximately $141,516 for the same period ended December 31, 2020. The cost of revenue was approximately $144,741 and approximately $135,500 for the nine months ended December 31, 2021 and 2020, respectively. This resulted in a net loss of approximately $243,390 and approximately net income of $12,019 for the nine months ended December 31, 2021, and 2020, respectively.

DH Enchantment, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	2-14-22	By:	/s/ Sally Kin Yi LO
Name: Sally Kin Yi LO
Title: Chief Executive Officer (Principal Executive)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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